CHINA YOUTV CORP.
8th Floor, MeiLinDaSha, Ji 2, GongTi Road, East
Beijing, China 10027
Tel No. 604-801-5022 ; Fax No. 604-876-5564

August 5, 2009

File No. 001-32984

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention : James Giugliano, Staff Accountant
	    (Division of Corporation Finance)

Dear Mr. James Giugliano,

Re : SEC Comment Letter dated June 11, 2009 Form 8-K/A(#2)
	filed June 5, 2009

We understand that :-

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have been in contact with Moore & Associates and due to the reorganization of the firm and taking over by Seale & Beers with same address and staff remaining the same, the board have decided to revert back to our previous auditor, Michael T. Studer of 18 East Sunrise Highway, Suite 311, Freeport, N. Y. 11520. We have engagement letter from Michael
T. Studer agreeing to provide audit and review of our financial statements up to March 31, 2010.

Moore & Associates have not provided us any review of our quarterly financial statements or audited any of our year end financial statements and no fees have been paid. The comment letter from SEC dated June 11, 2009 will be irrelevant at this time.


Yours truly,


/s/  Michael Lee
Michael Lee
Chief Financial Officer